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                             August 26, 2021

       Sna Ny
       President
       Go Go Buyers, Inc.
       #474, Village 3, Sangkat 3
       Sihanoukville, Sihanouk Province, 18203
       Kingdom of Cambodia

                                                        Re: Go Go Buyers, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 30, 2021
                                                            File No. 333-256118

       Dear Mr. Ny:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that Mr. Sna Ny currently controls 100% of your voting power. Please revise the cover page to disclose
Mr. Ny   s voting power and include a cross-reference to a risk
                                                        factor discussing
related risks.
   2. Please disclose whether there is a minimum amount of shares that is required to be purchased by each
investor in the offering given that your offering price is $0.0225 per share.
 Sna Ny
FirstName LastNameSna  Ny
Go Go Buyers, Inc.
Comapany
August 26, NameGo
           2021    Go Buyers, Inc.
August
Page 2 26, 2021 Page 2
FirstName LastName
Prospectus Summary, page 6

3. Please disclose that you do not currently have an operational web platform, if true.
Because our President, Treasurer, Secretary, and Director will only be devoting..., page 13

4. Please disclose the amount of time that Mr. Ny will be devoting to the business of the company.
Certain Relationships and Related Party Transactions, page 36

5. Please disclose the verbal agreement entered into on October 25, 2020 with Mr. Ny, as discussed on page F-12 of the Notes to the Financial Statements - December 31, 2020 and
         2019. Please refer to Item 404(d) of Regulation S-K. Please file evidence of such verbal agreement, as you did for the verbal agreement dated October 25, 2019. Report of the Independent Registered Public Accountant Firm, page F-2

6. Please revise to clarify, if true, that an audit was performed on the consolidated balance sheet as of December 31, 2019 and the related statements of income,
stockholders    equity,
         and cash flows and the related notes and schedules for the period from January 10, 2019
         (inception) through the year ended December 31, 2019. In addition, revise to state whether the opinion on the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from January 10, 2019 (inception) though the year ended December 31, 2029 in conformity with generally accepted accounting principles in the United States of America.
General

7. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule
144. Describe the
         potential impact on your ability to attract additional capital through subsequent unregistered offerings.
8.       We note that the consent of Bolko & Associates, LLC filed as Exhibit
23.1 refers to    this
         Annual Report on Form S-1/A of Go Go Buyers for the year ended December 31, 2020.
         Please update.
 Sna Ny
FirstName LastNameSna  Ny
Go Go Buyers, Inc.
Comapany
August 26, NameGo
           2021    Go Buyers, Inc.
August
Page 3 26, 2021 Page 3
FirstName LastName
9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Carl Ranno